Mail Stop 0510

      May 31, 2005



Mr. Robert W. Raiford
Chief Financial Officer
ENGlobal Corporation
600 Century Plaza Drive, Suite 140
Houston, Texas 77073-6033


	RE: 	Form 10-K for the Fiscal Year ended December 31, 2004
                    	File No. 1-14217


Dear Mr. Raiford:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for Fiscal Year Ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Liquidity and Capital Resources, page 31
2. Please quantify each of the expected sources and uses of cash.
For example, disclose the amount of planned capital expenditures.
Refer to Item 303(a) of Regulation S-K and SEC Release 33-8350.

Contractual Obligations, page 32
3. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Critical Accounting Policies, page 34
4. Please indicate whether you have discussed your critical accounting estimates with your audit committee. Additionally, for each critical accounting policy or estimate, please discuss the likelihood of materially different reported results if different assumptions or conditions were to prevail. To the extent practicable and meaningful, you should also quantify the effect changes in assumptions and estimates would have on your overall financial performance. See SEC Releases 33-8040 and 33-8098.

Quantitative and Qualitative Disclosures, page 35
5. Given that on page 33 you mention a large foreign receivable from a client of EDG and on page 12 you mention business development agents in foreign countries, please disclose how you determined that you have no exposure to foreign currency exchange rate fluctuations.
Please also disclose how you account for foreign currency transactions and provide the disclosures required by paragraph 30 of
SFAS 52.




Financial Statements

Statements of Income, page 39
6. You are required to separately present product revenues from service revenues unless either is less than 10% of total revenues. Please confirm that you are in compliance with this requirement; otherwise please revise your presentation of revenues and corresponding cost of revenues. Refer to Rule 5-03(b)(1) and (2) of
Regulation S-X.

Note 2 - Summary of Significant Accounting Policies, page 43
7. Please disclose the types of expenses that you include in the direct costs line items and the types of expenses that you include in the selling, general, and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the direct costs line items. With the exception of warehousing costs, if you currently exclude a portion of these costs from direct costs, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in direct costs and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general, and administrative expenses.

Revenue Recognition, page 43
8. Please expand your discussion to address how your revenue recognition policy for each type of revenue complies with the provisions of SAB Topic 13:A. Specifically, please address customer acceptance and inspection provisions as well as contract termination provisions, including customers` rights to terminate most contracts at will. Please also disclose whether you enter into revenue arrangements with multiple deliverables as well as how you account for these arrangements pursuant to EITF 00-21.
9. You state that occasionally as an agent you procure material and equipment on behalf of your clients for which you do not record revenues and costs. Please disclose how you meet the criteria of SOP
81-1 to apply this accounting treatment.

10. Please disclose your accounting policy for change orders and how it conforms to the guidance provided in SOP 81-1. Please also disclose if you have a favorable history of negotiating and collecting work performed under change orders and assess if the generation of time and material billings every two weeks is timely enough to properly account for change orders.

Note 8 - Operating Leases, page 51
11. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

Note 11 - Related-Party Transactions, page 53
12. Please tell us how you account for your one-third investment in
PEI Investments. Given that your CEO also owns a one-third interest in this entity, please tell us how you determined this is the appropriate accounting. Please include references to authoritative accounting literature in your explanation.
13. During the year ended December 31, 2004 you purchased certain assets of EDGI, CIS, and Infotech. Please explain to us how each of these purchases represented an acquisition of a business. Refer to paragraph 9 of SFAS 141.
14. You issued a $2.5 million five-year contingent promissory note with payments due annually. Please tell us more about the terms of this note and how you account for it. Specifically address how this amount is reflected in your financial statements as well as how interest expense is recorded related to this note.










Note 17 - Segment Information, page 57
15. Please disclose the types of amounts included in the corporate column for each period presented. Please also disclose why these amounts were not allocated to the other reportable segments. If any amounts are the elimination or reversal of transactions between reportable segments, please present them in a separate column from the corporate one. Please also disclose what identifiable assets are included in the corporate column as of each balance sheet date. See paragraphs 31 and 32 of SFAS 131.
16. Please provide the enterprise-wide disclosures required by paragraph 37 and 38 of SFAS 131.

Item 9A.  Controls and Procedures, page 64
17. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please refer to the appropriate locations for the definitions.


*    *    *    *


      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.


          						Sincerely,



								Rufus Decker
								Branch Chief

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Robert W. Raiford
ENGlobal Corporation
May 31, 2005
Page 1 of 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE